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                                    Exhibit 1

















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For further information contact:

Randgold Resources Limited
(CEO)                    (CFO)
Mark Bristow             Roger Williams
+44 779 775 2288         +44 779 771 9660


RANDGOLD RESOURCES LSE LISTING TO CHANGE TO POUNDS STERLING


London, 13 May 2003 - Randgold Resources Limited has announced that, effective from the start of dealings on 15 May 2003, it will change the currency of the quotation of its ordinary shares (RRS) on the London Stock Exchange from US Dollars to Pound Sterling, in order to align it with the currency of the market on which the ordinary shares are listed. This will not affect the quotation of the company's American Depository Receipts (ADRs) which are listed on Nasdaq and the London Stock Exchange under the symbol GOLD. The ADRs will continue to be quoted in US Dollars.


Issued on behalf of Randgold Resources Limited by du Plessis Associates. dPA contact Kathy du Plessis on Tel: +27(11) 728 4701, mobile: +27(0)83 266 5847 or e-mail randgoldresources@dpapr.com website: www.randgoldresources.com


DISCLAIMER:
Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.